                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF AUGUST 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by
                furnishing the information contained in this form
                is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                CONSOLIDATED FORM

 MANAGEMENT AND RELATED PERSONS' NEGOTIATION OF SECURITIES ISSUED BY THE COMPANY

                    ARTICLE 11 - CVM INSTRUCTION # 358/2002

In July 2002, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

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COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  GROUP AND                  ( X )                       ( )                  ( )                       ( )
   RELATED             BOARD OF DIRECTORS             MANAGEMENT        AUDIT COMMITTEE      TECHNICAL AND CONSULTING
   PERSONS                                                                                          COMMITTEES
-------------------------------------------------------------------------------------------------------------------------
                                                      INITIAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                Same Class
 Derivatives                 Securities Characteristics (2)                   Quantity       and Type         Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                5,842        0.00000462     0.00000154
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               14,433       0.00000571     0.00000380
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                                                       FINAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                Same Class
 Derivatives                 Securities Characteristics (2)                   Quantity       and Type         Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                5,842        0.00000462     0.00000154
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               14,433       0.00000571     0.00000380
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  GROUP AND                   ( )                       ( X )                 ( )                       ( )
   RELATED             BOARD OF DIRECTORS             MANAGEMENT        AUDIT COMMITTEE      TECHNICAL AND CONSULTING
   PERSONS                                                                                          COMMITTEES
-------------------------------------------------------------------------------------------------------------------------
                                                      INITIAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                Same Class
 Derivatives                 Securities Characteristics (2)                   Quantity       and Type         Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               100,306       0.00007933     0.000026452
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              141,228       0.00005587     0.000037243
-------------------------------------------------------------------------------------------------------------------------
                                                       FINAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                Same Class
 Derivatives                 Securities Characteristics (2)                   Quantity       and Type         Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               100,306       0.00007933     0.000026452
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              141,228       0.00005587     0.000037243
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  GROUP AND                   ( )                        ( )                  (X)                       ( )
   RELATED             BOARD OF DIRECTORS             MANAGEMENT        AUDIT COMMITTEE      TECHNICAL AND CONSULTING
   PERSONS                                                                                          COMMITTEES
-------------------------------------------------------------------------------------------------------------------------
                                                      INITIAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                Same Class
 Derivatives                 Securities Characteristics (2)                   Quantity       and Type         Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                22,064       0.00001745     0.000005818
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               9,601         0.0000379     0.000002531
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                                                  TRANSACTIONS IN THE MONTH
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives     Characteristics (2)    Intermediary   Operation      Day     Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
                                                       Buy
-------------------------------------------------------------------------------------------------------------------------
                                                       Total Buy
-------------------------------------------------------------------------------------------------------------------------
    Shares            Common                           Sell            17      17,918         8.40          150.51
-------------------------------------------------------------------------------------------------------------------------
                                                       Total Sell      17      17,918         8.40          150.51
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                                                       FINAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                Same Class
 Derivatives                 Securities Characteristics (2)                   Quantity       and Type         Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                4,146        0.00000327     0.000001093
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               9,601        0.00000379     0.000002531
-------------------------------------------------------------------------------------------------------------------------

(1) WHEN FILING IN THE FORM, DELETE THE LINES THAT DO NOT HAVE ANY INFORMATION.
(2) ISSUE/SERIES, CONVERTIBILITY, SIMPLE, TERM, GUARANTIES, TYPE/CLASS, AMONG OTHERS.
(3) QUANTITY MULTIPLIED BY PRICE

NOTE: THESE CONSOLIDATED DATA MUST HAVE INFORMATION BY GROUP:  DIRECTORS,  MANAGEMENT (WHICH HAVE NOT BEEN INCLUDED IN
      THE BOARD OF DIRECTORS), AMONG OTHERS.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Centro Oeste Cellular Holding Company

Date: August 23, 2002                      By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                               ---------------------------------
                                               Name:  Mario Cesar Pereira de Araujo
                                               Title: President